VR Holdings, Inc.

1615 Chester Road

Chester, Maryland 21619

November 12, 2010

Mr. Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

VR Holdings, Inc., Amendment No. 4 to Form S-1, Filed October 25, 2010, File No. 333-166884

Dear Mr. Spirgel:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated November 4, 2010 regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1.

We note you have revised to register 65,371,598 shares in this offering.  Given the size of the offering relative to the number of outstanding shares held by non-affiliates, the nature of the offering, and the selling shareholders, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4) of the Securities Act.  Therefore, please fix the offering price for the duration of the offering and identify all selling shareholders as underwriters.

If you disagree with our analysis, please tell us why your offering is eligible to be made under Rule 415(a)(1)(I) of the Securities Act.  In your analysis, please address the following, including any other relevant factors:

•

The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•

The percentage of outstanding shares held by non-affiliates that the number of shares being offered by each selling shareholder represents;

•

The date on which, and the manner in which, each selling shareholder received the shares;

•

The relationship of each selling shareholder to the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•

Any relationships among the selling shareholders;

•

The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments; and

•

Whether any of the selling shareholders is in the business of buying and selling securities.

Response:

Our Amendment No. 4 to Form S-1, Filed October 25, 2010, already covered the points mentioned in your comments as follows:

“The selling stockholders will be offering shares of our common stock.  The selling stockholders may sell all or a portion of these shares through registration under the Securities Act of 1933, as amended, Section 4(1) of the Securities Act, if available, for non-affiliates, or by meeting the conditions of Rule 144(i) promulgated under the Securities Act, from time to time in market transactions through any market on which our common stock is then traded, in negotiated transactions or otherwise, at a price of $0.10 per share until such time as our shares are quoted for sale on the “Pink Sheets” or the OTC Bulletin Board as described in this prospectus (emphasis added), and thereafter, at prices and on terms that will be determined by the then prevailing market price or at privately negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale.  For additional information on the methods of sale, you should refer to the section in this prospectus entitled “Plan of Distribution.”

“John E. Baker and the selling stockholders and intermediaries through whom the shares of the selling stockholders may be sold may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended, with respect to the securities offered hereby (emphasis added), and any profits realized or commissions received may be deemed underwriting compensation.  We have agreed to indemnify the selling stockholders and the claimants against certain liabilities, including liabilities under the Securities Act.”

However, in attempt to be clearer, we have modified “Plan of Distribution” as follows:

“PLAN OF DISTRIBUTION

“Plan of Distribution to the Selling Stockholders.

“The selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from the named selling stockholders as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be a selling stockholder) may sell all or a portion of our common stock offered by this prospectus from time to time in market transactions through any market on which our common stock is then traded, in negotiated transactions or otherwise, and at a price of $0.10 per share until such time as our shares are quoted for sale on the “Pink Sheets” or the OTC Bulletin Board as described in this prospectus, and thereafter, at prices and on terms that will be determined by the then prevailing market price or at privately negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale.  The selling stockholders may sell our common stock by one or more of the following methods, without limitation:

•

“Block trades in which the broker or dealer so engaged will attempt to sell our common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•

“An exchange distribution in accordance with the rules of any stock exchange on which our common stock is listed;

•

“Ordinary brokerage transactions and transactions in which the broker solicits purchases;

•

“Privately negotiated transactions;

•

“In connection with short sales of our shares;

•

“Through the distribution of our common stock by any selling stockholder to its partners, members or stockholders;

•

“By pledge to secure debts of other obligations;

•

“In connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

•

“Purchases by a broker-dealer as principal and resale by the broker-dealer for its account; or

•

“In a combination of any of the above.

“These transactions may include crosses, which are transactions in which the same broker acts as an agent on both sides of the trade.  The selling stockholders may also transfer our common stock by gift.  We do not know of any arrangements by the selling stockholders for the sale of any of our common stock.

“The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of our common stock.  These brokers or dealers may act as principals, or as an agent of a selling stockholder.  Broker-dealers may agree with a selling stockholder to sell a specified number of the stock at a stipulated price per share.  If the broker-dealer is unable to sell our common stock acting as agent for a selling stockholder, it may purchase as principal any unsold shares at the stipulated price.  Broker-dealers who acquire common stock as principals may thereafter resell the shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which our common stock is then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions.  Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

“The selling stockholders may also sell our common stock in accordance with Rule 144 or Rule 144A under the Securities Act, rather than pursuant to this prospectus.  In order to comply with the securities laws of some states, if applicable, the shares of our common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

“From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them.  The pledgees, secured parties or person to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders.  The number of a selling stockholder’s shares offered under this prospectus will decrease as and when it takes such actions.  The plan of distribution for that selling stockholder’s shares will otherwise remain unchanged.  In addition, a selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

“To the extent required under the Securities Act, the aggregate amount of the selling stockholders’ shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters, any applicable commission and other material facts with respect to a particular offer will be set forth in an accompanying prospectus supplement or a post-effective amendment to the registration statement of which this prospectus is a part, as appropriate.  Any underwriters, dealers, brokers or agents participating in the distribution of our common stock may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of the selling stockholders’ shares, for whom they may act (which compensation as to a particular broker-dealer might be less than or in excess of customary commissions).  Neither VR Holdings nor any selling stockholder can presently estimate the amount of any such compensation.

“The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of our common stock will be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.  If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.  Selling stockholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.  The SEC staff is of a view that selling stockholders who are registered broker-dealers are deemed to be underwriters under the Securities Act while affiliates of registered broker-dealers may be underwriters under the Securities Act.  We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being offered by this prospectus.

“A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of our common stock in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of our common stock by those broker-dealers.  A selling stockholder may enter into option or other transactions with broker-dealers, who may then resell or otherwise transfer our common stock.  A selling stockholder may also loan or pledge our common stock offered hereby to a broker-dealer and the broker-dealer may sell our common stock offered by this prospectus so loaned or upon a default may sell or otherwise transfer the pledged common stock offered by this prospectus.

“The selling stockholders and other persons participating in the sale or distribution of our common stock will be subject to applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M.  This regulation may limit the timing of purchases and sales of any of our common stock by the selling stockholders and any other person.  The anti-manipulation rules under the Exchange Act may apply to sales of common stock in the market and to the activities of the selling stockholders and their affiliates.  Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to the particular common stock being distributed for a period of up to five business days before the distribution.  These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

“We have agreed to indemnify the selling stockholders and any brokers, dealers and agents who may be deemed to be underwriters, if any, of our common stock offered by this prospectus, against specified liabilities, including liabilities under the Securities Act.  The selling stockholders have agreed to indemnify VR Holdings against specified liabilities.

“Our issued and outstanding common stock offered by this prospectus was originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act.  We agreed to register our common stock issued or to be issued to the selling stockholders under the Securities Act, and to keep the registration statement of which this prospectus is a part effective until all of the securities registered under this registration statement have been sold.  We have agreed to pay all expenses incident to the registration of our common stock held by the selling stockholders in connection with this offering, but all selling expenses related to the securities registered shall be borne by the individual holders of such securities pro rata on the basis of the number of shares of securities so registered on their behalf.

“We cannot assure you that the selling stockholders will sell all or any portion of our common stock offered by this prospectus.  In addition, we cannot assure you that a selling stockholder will not transfer the shares of our common stock by other means not described in this prospectus.

“Plan of Distribution to the Claimants.

“In addition to the registration for resale of the selling stockholders described above, through this prospectus, we are offering up to 5,644,346 shares of the common stock of VR Holdings to various claimants of the VR Holdings Subsidiaries.  See “Prospectus Summary – The Offering” beginning on page 1 of this prospectus.

“All of the shares to be offered to the claimants pursuant to this prospectus will be offered directly on a “best efforts” basis by our president, John E. Baker.  We will not receive any proceeds from the issuance of these shares of our common stock to the claimants.  No fees will be paid to Mr. Baker in the sale of any shares of our common stock in settlement of various claims pursuant to this prospectus.  We will bear all costs associated with the registration.

“In certain states the shares of common stock may not be sold unless they have been registered or qualify for sale in such state or an exemption from registration or qualification is available and we comply with the requirements of state law.

“This offering may be terminated in the event that, among other things

•

“Certain specified actions, usually associated with extremely adverse economic and market conditions, have been taken by the principal national securities exchanges or by governmental authorities; or

•

“Other events have occurred or are pending or threatened which, in our judgment, materially impair the investment quality of the shares.”

2.

In the discussion of the background to The Cancer Foundation, Inc. v. Cerberus Capital Management, LP litigation, you state at the bottom of page 38 that you cannot predict the outcome of the plaintiffs' appeal to the Illinois Court of Appeals or the ultimate resolution of the case.  Please revise throughout your filing to discuss whether you have any other legal recourse if you lose this appeal.

Response:

If the Court of Appeals rejects our appeal, MML and Morton M. Lapides, Sr. have the right to petition for leave to appeal the decision to the Illinois Supreme Court.  This language has been inserted in the prospectus.

3.

On the top of page 36, you disclose that the Cancer Foundation was initially a plaintiff but later dropped out because it had no standing to sue.  However, your disclosure at the bottom of page 21 appears inconsistent because you state The Cancer Foundation determined that it was in the best interests of the foundation to exchange its claim against the lender group for shares of VR Holdings and is therefore part of the VR Holdings law suit, and to pay legal bills and audit expenses of VR Holdings.  Similarly, in the last paragraph of page 35, you state the intended contribution by VR Holdings became a claim of the foundation.

Please explain how the foundation could have a claim if it was judged not to have standing to sue the lender-defendants.  In this regard, we generally note that if a person does not have standing to sue, then the person has no colorable right to the claim.  Further, please explain why it is in the best interests of the foundation to pay the expenses of VR Holdings if the foundation had no legal claim to the $80,000,000 gift and VR Holdings is not contractually obligated to make the gift.

Response:

You have misstated our discussion.  We determined that the Cancer Foundation did not have standing to pursue a breach of contract claim.  Accordingly, at least with respect to the Illinois litigation, there is no basis for asserting in that The Cancer Foundation has a claim against the defendants.  The Cancer Foundation is funding the VR Holdings law suit, since the Board of Directors of The Cancer Foundation decided that it would be in the best interest of The Cancer Foundation to assist VR Holdings in its law suit against the Cerberus lending group so that VR Holdings might have the funds available to meet its commitment to make a contribution of $80,000,000 to The Cancer Foundation.  We have already stated why The Cancer Foundation decided to pay some of our legal fees.  See page 23 of the prospectus.  Both VR Holdings and The Cancer Foundation determined as a matter of corporate policy to try to allow The Cancer Foundation some way to recover the intended gift.  This matter was discussed on page 23 of the prospectus.  Also, we stated that there was no legal obligation on the part of either The Cancer Foundation or VR Holdings.

Prospectus Summary, page 1

4.

Please provide a current corporate organizational chart to provide context to your narrative discussion.  In the chart or through footnote disclosure, please disclose when any of the companies filed for bankruptcy and whether all the debt was discharged in bankruptcy.

Response:

The requested chart has been added to the prospectus.

5.

Please provide a chart or table that lists each class of persons to whom the company is offering shares, the total number of shares being offered and what each class of persons is providing in exchange for their shares.  Briefly describe each “claim” that serves as the basis for determining what each class is providing in exchange for the shares.  Disclose whether each class of persons has a legal right to the “claim.”  Also disclose whether the company or Mr. Lapides is legally obligated for any of the “claims” and, if not, who is.  Disclose the specific consideration that each class of offerees will provide in exchange for the shares.  Please consider using more descriptive words than “claimant” or “claim,” which you currently use to describe all the offerees and the underlying bases for determining the consideration for the shares, respectively.  More specific language will make the offering easier to understand.  We may have further comments.

Response:

The requested chart has been added to the prospectus.  As for the terms “claimant” or “claims,” the terms means what they say.  They refer to those persons having real or perceived claims against VR Holdings.  We fail to understand how the terms could be clearer, without unnecessarily confusing the reader.

Risk Factors, page 6

We may not be successful in our current litigation, page 11

6.

We note you disclose that your suit is being appealed in the Illinois Court of Appeals.  Please revise to present the current status of the case in this court. We note that you disclose on page 38 that your brief is due in October 2010.

Response:

We filed our brief on November 5, 2010.  The defendants have 35 days to file their opposition brief and we have 14 days to file a reply brief.  We have requested oral argument, but it will be to the Court of Appeals to decide whether or not to grant oral argument.  The explanation has been added to the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

7.

You disclose in Note 7 to the financial statements on page F-12 that the debt against Transcolor has been written off because the statute of limitations for the collectability of the debt has expired.  Please discuss this in your management's discussion and analysis and disclose whether you have received an opinion from counsel regarding the expiration of the statute of limitations and collectability of debt.

Response:

Counsel has not provided an opinion on this issue.  The explanation has been added to the prospectus.

Dilution, page 19

8.

Please revise this section to reflect that you are no longer offering shares for cash and to remove from the dilution calculation the shares being offered by the selling shareholders.

Response:

Since we are not selling any shares for cash in this offering, we have removed the “Dilution” section.

The Cancer Foundation, Inc. v. Cerberus Capital Management, LP, page 36

9.

In the second paragraph on page 37, you discuss Winterland's bankruptcy.  Please revise in the appropriate places to discuss who had the right to direct Winterland into bankruptcy.

Response:

The Winterland bankruptcy was a voluntary Chapter 11 petition filed by Winterland Concessions Company.  Winterland filed for bankruptcy on August 8, 2008.  Winterland was controlled by Madeleine, LLC and Gordon Brothers Capital Corporation, which are the companies that directed Winterland into bankruptcy.  The explanation has been added to the prospectus.

10.

At the top of page 39, you discuss that plaintiff’s action may be time barred by the statute of limitations.  Please revise to present more concrete information regarding the applicability of the statute of limitations.  For instance, discuss when is the deadline for the 10 year statute of limitation, 5 year statute of limitation, and to what date you believe the statute of limitation was tolled while your case was pending in federal court.

Response:

The plaintiffs contend that their breach of contract claim against Madeleine and Gordon Brothers is governed by a 10-year statute of limitations prescribed by Illinois statute for written contracts and that the limitations period was tolled while their federal lawsuit against the defendants was on appeal to the United States Court of Appeals for the Seventh Circuit.  Under the 10-year statute of limitations, the limitations period expired on August 7, 2007 – which is 10 years after the date that Winterland filed for bankruptcy.  The plaintiffs argue that the 10-year statute of limitations was tolled under 28 U.S.C. Section 1367(d) until 30 days after the Seventh Circuit affirmed the District Court’s dismissal of the plaintiffs’ complaint.  The Seventh Circuit’s affirmed the District Court’s decision on March 19, 2009, and therefore, the plaintiffs argue that the limitations period was tolled until April 20, 2009.  The plaintiffs filed their breach of contract action in the Illinois Circuit court on April 17, 2009.  If the plaintiffs’ breach of contract action is governed by Illinois’ five-year limitations period that applies to unwritten contracts, the limitations period would have expired on August 7, 2002.  The explanation has been added to the prospectus.

Principal Stockholders, page 47

11.

Please correct the discrepancies between the beneficial ownership table on page 47, which discloses that The Cancer Foundation beneficially owns 27,273,643 shares, and the selling stockholders table on page 58, which discloses that The Cancer Foundation owns 26,273,643 shares.

Response:

The correction has been made.

Selling Stockholders, page 54

12.

On pages 54 to 55, you disclose how each selling stockholder received its shares and state that the shares were issued in reliance upon an exemption from registration under Section 4(2) of the Securities Act or Rule 506 of Regulation D.  Please provide your analysis of how your sale of shares to your affiliate, The Cancer Foundation, was exempt in light of the fact that The Cancer Foundation subsequently transferred at least 1,547,000 shares.

In your analysis, please address how The Cancer Foundation met the safe harbor of Rule 144, and in particular Rule 144(i), so as not to be deemed an underwriter.

Response:

Your request is unclear.  However, we will attempt to answer your question, as we understand it.

At all relevant times, VR Holdings was and continues to be a private company, not a public company subject to the reporting requirements of the Exchange Act.  All transfers of securities by the company and others were transfers of securities in a private company.   The issuance of our shares on July 25, 2006 to The Cancer Foundation, Inc. was exempt, pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated under the Securities Act.  As a result of the successful treatment of Mr. Lapides at John Hopkins Hospital, VR Holdings decided to donate $80,000,000 to The Cancer Foundation of which $75,000,000 was to be donated to Johns Hopkins Hospital.  With the destruction of VR Holdings by the actions allegedly taken by various parties as described in the prospectus, VR Holdings was denied the funds it planned to donate to The Cancer Foundation and the gift was never made.  The intended contribution became a claim of The Cancer Foundation.  On July 25, 2006, the $80,000,000 claim plus interest of The Cancer Foundation was exchanged by VR Holdings for 27,820,643 shares of the common stock of VR Holdings using the exchange rate of $4.47 of claim value for every share of VR Holdings common stock.  The shares were issued in compliance with Rule 506 and Section 4(2) and the Ralston Purina (SEC v. Ralston Purina Co., 346 U.S. 119) concept, inasmuch as The Cancer Foundation did not accept the shares with a view to distribution in a privately negotiated transaction.  The shares had been held for over three years by The Cancer Foundation before the first transfer was made on October 23, 2009, as described in the prospectus; a time period which evidenced The Cancer Foundation’s intent to hold the shares for investment and not for the purpose of distribution.  There can be no question that the shares issued to The Cancer Foundation “came to rest.”  Following the receipt of our shares by The Cancer Foundation, it owned approximately seven percent of our outstanding shares.

The Cancer Foundation is a charitable foundation established by the uncle and father of Mr. Morton M. Lapides, Sr., who along with his wife are the controlling stockholders of Deoghe Corp., our majority stockholder.  The trustees and executive officers of The Cancer Foundation are Barry L. Dahne, John E. Baker, and Lamar Neville.  Messrs. Baker and Neville are two of our directors and executive officers.  Mr. Dahne is president of The Cancer Foundation.  Given the overlap of officers and directors between The Cancer Foundation and VR Holdings, and the relationships of the parties founding The Cancer Foundation, The Cancer Foundation had access to the same kind of information with respect to VR Holdings as if the shares had been registered.

Further, as required by Rule 506 and Section 4(2) and Ralston Purina, The Cancer Foundation was a sophisticated investor, with economic bargaining power, and able to fend for itself.  In addition, the shares issued to The Cancer Foundation were restricted in their resale and the certificate for the shares contained a legend restricting their transfer as required by the Securities Act.  As a consequence of meeting the requirements of Rule 506, Section 4(2) and Ralston Purina, The Cancer Foundation was not an “underwriter,” on July 25, 2006, the date when it received the subject shares.

As for your question concerning Rule 144, by its very terms, “Rule 144 is not an exclusive safe harbor.  A person who does not meet all of the applicable conditions of Rule 144 still may claim any other available exemption under the Act for the sale of the securities.”  Rule 144(i) provides that Rule 144 is not available for the resale of securities initially issued by an issuer.  The gifts of shares by The Cancer Foundation to the various donees were not resales and Rule 144(i) does not prohibit the subject gifts.  In addition, the gifts of the subject shares were the gifts of restricted securities in a private company not a public company subject to the reporting requirements of the Exchange Act.  The Cancer Foundation had held the shares for over three years prior to the gifts.  All of the recipients agreed to take the shares subject to the restrictions imposed by the Securities Act and agreed to hold the shares until such time as the shares may be registered for resale or an applicable exemption under the Securities Act permitted their transfer free of any restriction.  The gifts of the shares by The Cancer Foundation were not into the public market.  They were private gifts of securities, which have been held for a period in excess of one year.  The holders of the gifted shares desire to register for sale the restricted shares they received as gifts from The Cancer Foundation.

The sales of the shares to four purchasers by The Cancer Foundation were exempt transfers as permitted by Section 4(1½) of the Securities Act.  The Cancer Foundation had held the shares for over three years prior to the four sales to persons who met the requirements of Ralston Purina, inasmuch as they were all sophisticated persons and had access to the same information as would be available as if the shares had been registered.  In addition, all of the certificates representing the shares had legends restricting their transfer without registration under the Securities Act or an exemption therefrom.  The sales of the shares by The Cancer Foundation were not into the public market.  They were private sales of securities in a private company, not a public company subject to the reporting requirements of the Exchange Act and exempt from registration, pursuant to Section 4(1½).  The holders of the purchased shares, two of whom have held the securities for over one year, desire to register for sale the shares they received from The Cancer Foundation.

Exhibit 23.2

13.

Please ask your independent registered accounting firm to revise its consent to properly identify the filing in which the consent is included.  We note that the auditors’ consent filed on October 25, 2010 and included in this amendment refers to amendment no. 3.

Response:

The requested change has been made.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ John E. Baker

John E. Baker,

Chief Executive Officer